                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION



                          Washington, D.C.  20549




                                FORM  11-K



 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                   1934
                for the Fiscal Year Ended December 31, 1995


                      Commission File Number 0-20252


            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN

                         (Full title of the Plan)

              Delaware                             41-1718075
    (State or other jurisdiction                (I.R.S. Employer
         of incorporation)                     Identification No.)


                        CONTROL DATA SYSTEMS, INC.
                        4201 Lexington Avenue North
                     Arden Hills, Minnesota 55126-6198


                 (Name and address of principal executive
                office of the issuer of the securities held
                           pursuant to the Plan)

(KPMG Peat Marwick LLP Letterhead)



                       Independent Auditors' Report


The Board of Directors and the Retirement Committee
Control Data Systems, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of the Control Data Systems, Inc. Personal Investment Plan (the "Plan") as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          /s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
June 14, 1996

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
                Index to Financial Statements and Schedules


                                                                    Page

Financial Statements:

 Statement of Net Assets Available for Plan Benefits -
   December 31, 1995                                                  1

 Statement of Net Assets Available for Plan Benefits -
   December 31, 1994                                                  2

 Statement of Changes in Net Assets Available for Plan
   Benefits - Year Ended December 31, 1995                            3

 Statement of Changes in Net Assets Available for Plan
   Benefits - Year Ended December 31, 1994                            4

 Notes to Financial Statements for December 31, 1995 and 1994         5



Supplemental  Schedules:

 Schedule 1 - Item 27a - Schedule of Assets Held for Investment
                 Purposes - December 31, 1995                         9

 Schedule 2 - Item 27d - Schedule of Reportable Transactions - Year
                 Ended December 31, 1995                             10



Signature                                                            11


Exhibit 24 - Consent of Independent Auditors                         12

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
            Statement of Net Assets Available for Plan Benefits
                             December 31, 1995
                          (Dollars in thousands)

                               Control Data
                                 Systems         Ceridian           Money   Fixed
                                  Stock           Stock    Equity   Market  Income   Balanced    Loan
Assets:                           Fund            Fund      Fund     Fund    Fund      Fund      Fund      Total
Investments
 Control Data Systems
   Common Stock              $      1,081     $        - $     -   $    -  $    -   $      -   $     -   $  1,081
   (Cost $518)

 Ceridian Corporation
   Common Stock                         -          1,431       -        -       -          -         -      1,431
   (Cost $932)

 T. Rowe Price
   New Horizons Fund                    -              -   9,569        -       -          -         -      9,569
   (Cost $7,436)

 T. Rowe Price
   International Stock Fund             -              -   2,603        -       -          -         -      2,603
   (Cost $2,438)

 T. Rowe Price
   Capital Appreciation Fund            -              -   1,070        -       -          -         -      1,070
   (Cost $983)

 T. Rowe Price
   Small-Cap Value Fund                 -              -     290        -       -          -         -        290
   (Cost $294)

 T. Rowe Price
   Summit Cash Reserves Fund            -              -       -    6,009       -          -         -      6,009
   (Cost $6,009)

 T. Rowe Price
   New Income Fund                      -              -       -        -   4,736          -         -      4,736
   (Cost $4,340)

 T. Rowe Price
   Equity Income Fund                   -              -       -        -       -     15,178         -     15,178
   (Cost $12,449)

 T. Rowe Price
   Balanced Fund                        -              -       -        -       -      1,112         -      1,112
   (Cost $976)

 T. Rowe Price
   Spectrum Growth Fund                 -              -       -        -       -        173         -        173
   (Cost $175)

 Loans Receivable
   from Participants                    -              -       -        -       -          -     1,187      1,187
   (Cost $1,187)

Total Investments                   1,081          1,431  13,532    6,009   4,736     16,463     1,187     44,439

Employer Contribution
   Receivable                       1,350              -       -        -       -          -         -      1,350

Net Assets Available for
   Plan Benefits             $      2,431     $    1,431 $13,532   $6,009  $4,736   $ 16,463   $ 1,187   $ 45,789


See accompanying notes to financial statements.

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
            Statement of Net Assets Available for Plan Benefits
                             December 31, 1994
                          (Dollars in thousands)

                               Control Data
                                 Systems         Ceridian           Money   Fixed
                                  Stock           Stock    Equity   Market  Income   Balanced    Loan
Assets:                           Fund            Fund      Fund     Fund    Fund      Fund      Fund      Total
Investments
 Control Data Systems
   Common Stock              $        302     $        - $     -   $    -  $    -   $      -   $     -   $    302
   (Cost $401)

 Ceridian Corporation
   Common Stock                         -          1,086       -        -       -          -         -      1,086
   (Cost $768)

 T. Rowe Price
   New Horizons Fund                    -              -   5,885        -       -          -         -      5,885
   (Cost $6,343)

 T. Rowe Price
   International Stock Fund             -              -   2,601        -       -          -         -      2,601
   (Cost $2,805)

 T. Rowe Price
   Capital Appreciation Fund            -              -   1,011        -       -          -         -      1,011
   (Cost $1,062)

 T. Rowe Price
   Prime Reserve Fund                   -              -       -    6,203       -          -         -      6,203
   (Cost $6,203)

 T. Rowe Price
   New Income Fund                      -              -       -        -   3,927          -         -      3,927
   (Cost $4,274)

 T. Rowe Price
   Equity Income Fund                   -              -       -        -       -     11,033         -     11,033
   (Cost $11,464)

 T. Rowe Price
   Balanced Fund                        -              -       -        -       -        728         -        728
   (Cost $774)

 Loans Receivable
   from Participants                    -              -       -        -       -          -     1,164      1,164
     (Cost $1,164)

Net Assets Available for
   Plan Benefits             $        302     $    1,086 $ 9,497   $6,203  $3,927   $ 11,761   $ 1,164   $ 33,940



See accompanying notes to financial statements.

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
      Statement of Changes in Net Assets Available for Plan Benefits
                       Year Ended December 31, 1995
                          (Dollars in thousands)

                                Control Data
                                  Systems     Ceridian            Money    Fixed
                                   Stock        Stock    Equity   Market  Income  Balanced   Loan
                                    Fund        Fund      Fund     Fund    Fund     Fund     Fund    Total
Investment Income:
    Dividends and Interest     $           - $       - $  1,177 $    336 $   294 $     920 $     - $  2,727

    Net Appreciation on
    Fair Market Value of
    Investments Including
    Realized Gains                       630       571    2,668        -     431     3,025       -    7,325

Total Investment
    Income                               630       571    3,845      336     725     3,945       -   10,052

Employee Contributions                    30         -    1,159      882     370     1,263       -    3,704

Employer Profit Sharing
  Contribution                         1,350         -        -        -       -         -       -    1,350

Interfund Transfers                      156     (166)       32     (542)      6       514       -        -

Loan Withdrawals                          (3)      (4)     (157)    (196)    (79)     (219)    658        -

Loan Repayments                            4         -      188      149      70       173    (584)       -

Interest on loans                          1         -       23       21       9        23       -       77

Withdrawals by Participants              (39)      (56)  (1,055)    (844)   (292)     (997)    (51)  (3,334)

Increase (Decrease) in
    Net Assets Available for
    Plan Benefits                      2,129       345    4,035     (194)    809     4,702      23   11,849

Net Assets Available for
  Plan Benefits:
    Beginning of Year                    302     1,086    9,497    6,203   3,927    11,761   1,164   33,940

    End of Year                $       2,431 $   1,431 $ 13,532 $  6,009 $ 4,736 $  16,463 $ 1,187 $ 45,789



See accompanying notes to financial statements.

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
      Statement of Changes in Net Assets Available for Plan Benefits
                       Year Ended December 31, 1994
                          (Dollars in thousands)

                                Control Data
                                  Systems     Ceridian            Money    Fixed
                                   Stock        Stock    Equity   Market  Income  Balanced   Loan
                                    Fund        Fund      Fund     Fund    Fund     Fund     Fund    Total
Investment Income:
    Dividends and Interest     $           - $       - $    756 $    233 $   324 $     974 $     - $  2,287

    Net Appreciation
    (Depreciation) on
    Fair Market Value of
    Investments Including
    Realized Gains (Losses)             (162)      406     (740)       -    (429)     (488)      -   (1,413)

Total Investment
    Income (Loss)                       (162)      406       16      233    (105)      486       -      874

Employee Contributions                    50         -    1,373    1,141     506     1,647       -    4,717

Interfund Transfers                      (20)     (133)   1,060      264    (770)     (401)      -        -

Loan Withdrawals                          (4)      (36)    (119)    (207)    (82)     (175)    623        -

Loan Repayments                            7         -      230      244      84       274    (839)       -

Interest on loans                          1         -       23       22      11        26       -       83

Withdrawals by Participants              (55)     (233)  (1,338)  (1,836)   (628)   (1,888)    (74)  (6,052)

Increase (Decrease) in
    Net Assets Available for
    Plan Benefits                       (183)        4    1,245     (139)   (984)      (31)   (290)    (378)

Net Assets Available for
  Plan Benefits:
    Beginning of Year                    485     1,082    8,252    6,342   4,911    11,792   1,454   34,318

    End of Year                $         302 $   1,086 $  9,497 $  6,203 $ 3,927 $  11,761 $ 1,164 $ 33,940



See accompanying notes to financial statements.

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
                       Notes to Financial Statements
                        December 31, 1995 and 1994

 (1)  Summary of Significant Accounting Policies

   (a) Basis of Presentation

       The accompanying financial statements are prepared on an accrual basis.

   (b) Valuation of Investments

       Investments are stated at their fair market value. Investments in Control Data Systems, Inc. ("Control Data Systems" or the "Company") Common Stock are valued by reference to the National Association of Security Dealers Automated Quotations Stock Exchange listing. Investments in the Ceridian Corporation ("Ceridian") Common Stock are valued by reference to the New York Stock Exchange Composite Transaction listing. Investments in T. Rowe Price mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at unamortized principal plus accrued interest.

       Participant contributions are paid by the Company to T. Rowe Price Trust Company (the "Trustee") on behalf of the participants in the amount by which each participant has elected to reduce eligible earnings. Contributions are paid to the Trustee as soon as administratively practicable after the date on which the participant would have otherwise received the eligible earnings. Any contributions or distributions outstanding at year end are shown as contributions receivable or distributions payable of the Plan.

       Interest and dividend income is recognized when earned.

       Purchases  and  sales of securities are recorded  on  a  trade  date
       basis.   Net  realized gains and losses are recognized by  the  Plan upon the sale of investments.

   (c) Use of Estimates in the Preparation of Financial Statements

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

 (2)  Description of the Plan

       The   following  description  of  the  Plan  provides  only  general
       information.   Participants should refer to the Plan  agreement  for
       more complete information.

       The Plan is a defined contribution plan with funding coming from participant contributions and Company profit sharing contributions. All United States employees with nine hundred hours or more of service are eligible to participate in the Plan. Eligible employees may elect to contribute on a pretax basis, through payroll deductions, from one to seventeen percent of their annual compensation. Participant contributions are subject to an Internal Revenue Service maximum annual limit of $9,240 during 1995 and 1994. No Company contributions were made for the years ended December 31, 1995 and 1994.

       Control Data Systems is an independent public company established through the transfer by Ceridian, formerly named Control Data Corporation, of Ceridian's Computer Products business to the Company and the subsequent immediate spin-off of the Company from Ceridian as a stock dividend distribution to Ceridian stockholders. Holders of Ceridian Common Stock on July 29, 1992, the record date, received a dividend distribution of one share of Control Data Systems Common Stock for every four shares of Ceridian common stock. The spin-off was effective as of the close of business on July, 31, 1992. The Plan was adopted by the Board of Directors of the Company on July 28, 1992 and Plan assets were transferred from the Ceridian Personal Investment Plan effective August 1, 1992.

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
                       Notes to Financial Statements
                        December 31, 1995 and 1994

 (2)  Description of the Plan, continued

       On June 4, 1993, the Company acquired all of the outstanding capital stock of Evernet Systems, Inc. ("Evernet"), a privately held network systems integrator. Plan assets from Evernet's Systems, Inc. 401(k) Plan were transferred from Evernet Systems, Inc. effective July 8, 1993.

       Effective January 1, 1993, Metaphase Technology, Inc. ("Metaphase"), a joint venture of the Company, adopted the Company's Plan. Metaphase employees are able to participate in the Plan subject to Plan eligibility requirements.

       Effective January 1, 1993, the Plan was amended to allow the payment of Company profit sharing contributions to participants of the Plan and to no longer make matching employer contributions. If the Company achieves certain financial goals, the Company may contribute a profit sharing amount which will be contributed as a percentage of each participant's eligible compensation during the year. The participants are fully vested in the Company profit sharing contribution. The Company met its financial goals for profit sharing in 1995. At December 31, 1995, an employer contribution receivable for $1,349,896 represents the profit sharing contribution for 1995. This amount was subsequently paid on February 9, 1996, with Control Data Systems Common Stock. No profit sharing amounts were contributed by the Company in 1994.

       Participant contributions, including any earnings and gains attributed to such contributions, are fully vested. No forfeitures will occur pursuant to the Plan, as participants are immediately and fully vested in all contributions. While the participant is employed by the Company and prior to age 59 1/2, withdrawals may be made only for "financial hardships" as defined by federal regulations or "total disability" as defined by the Plan. After age 59 1/2, participants may withdraw part or all of their accounts.

       Participants may borrow up to fifty percent of the portion of their accumulated participant contributions. Each participant who is employed by a participating employer or another affiliated organization is entitled to borrow funds. The minimum loan is $1,000 and may not exceed the lesser of (i) $50,000 less the largest amount of loans outstanding to the participant during the preceding 12 months; or (ii) fifty percent of accumulated participant contributions. The Plan allows participants to concurrently have three loans outstanding, only one of which can be a long term loan (six to ten years). Long-term loans must be used for the purchase of a primary residence. The interest rate for loans is specified by the Company's Retirement Committee (the "Administrator") and is based on the prime rate. Loans to participants were at interest rates ranging from 5.8 percent to
       10.0 percent at December 31, 1995 and 5.8 percent to 10.9 percent at December 31, 1994. The rate for new loans is subject to change on each January 1 and July 1.

       All expenses of administering the Plan as well as all brokerage commissions are paid by the Company.

 (3)  Description of Investment Options

       Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of five investment options the Plan offers. Participants are not offered the option of investing in Ceridian Stock following the spin-off from Ceridian on July 31, 1992. Participants may elect contributions to be invested, in 10 percent increments, to the available investment options. A participant may transfer balances from one investment option to another within the Plan.

       (a) Control Data Systems Stock Fund - Funds are invested in common stock of Control Data Systems.

       (b) Ceridian Stock Fund - Funds are invested in common stock of Ceridian. After the spin-off from Ceridian, participants are no longer offered the option of making additional investments in the Ceridian Stock Fund. On June 30, 1996, remaining balances in the Ceridian Stock Fund will automatically transfer to the Equity Income Fund.

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
                       Notes to Financial Statements
                        December 31, 1995 and 1994

 (3)  Description of Investment Options, continued

       (c) Equity Fund - Funds are invested in the T. Rowe Price International Stock Fund, New Horizons Fund, Capital Appreciation Fund, or, as of October 1995, the Small-Cap Value Fund. These are mutual funds which invest primarily in the common stock and bonds of a diversified group of small, rapidly growing companies.

       (d) Money Market Fund - As of October 1995 funds are invested in the
           T. Rowe Price Summit Cash Reserves Fund, a money market fund. Prior to this date funds were invested in the Prime Reserve Fund, also a money market fund.

       (e) Fixed Income Fund - Funds are invested in the T. Rowe Price New Income Fund, a mutual fund which invests in long, intermediate and short-term marketable debt securities of United States and foreign issuers.

       (f) Balanced Fund - Funds are invested in the T. Rowe Price Equity Income Fund, Balanced Fund, or, as of October 1995, the Spectrum Growth Fund. These are mutual funds which invest primarily in dividend paying common stock of established companies or in a diversified portfolio of common stocks and bonds.

       (g) Loan Fund - Loans receivable from participants.

 (4)  Custodian of Investments

       Under the terms of the trust agreement dated July 31, 1992, between the Trustee and Control Data Systems, the Trustee holds, manages, and invests contributions, consistent with elections made by participants in the Company's Personal Investment Plan (the "Plan"), in the investment options selected by the Company's Retirement Committee to be available for investment under the Plan.

       The   Trustee  carries  a  banker's  blanket  bond  in   excess   of
       $50,000,000 insuring against losses.

 (5)  Number of Participants

       The number of participants in each investment option as of December 31, 1995 and 1994 were as follows:

                                   1995    1994

         Control Data Systems       444     481
         Ceridian Stock Fund        371     432
         Equity Fund              1,012   1,007
         Money Market Fund          517     575
         Fixed Income Fund          394     427
         Balanced Fund              863     838

       The total number of participants in the Plan was 1,016 and 1,052 at December 31, 1995 and 1994, respectively, which is less than the sum of the number of participants shown above because many were participating in more than one fund.

 (6)  Withdrawals

       Withdrawals under the Plan due to termination or retirement were $3,333,502 and $6,051,757 for the years ended December 31, 1995 and 1994, respectively. During these same periods, loan withdrawals under the Plan were $657,700 and $623,300, respectively.

            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
                       Notes to Financial Statements
                        December 31, 1995 and 1994

 (7)  Plan Termination

       The Company, by action of its Board of Directors or other governing body, may terminate the Plan. All participants at the time of such termination shall be 100 percent vested in their accounts and shall be entitled to a benefit equal to the value of their accounts determined as of the valuation date following termination.

 (8)  Party-in-interest Transactions

       Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act unless a specific exemption exists. Plan assets were invested in Company stock and T. Rowe Price funds during 1995 and 1994. T. Rowe Price Trust Company and the Company are parties-in-interest with respect to the Plan. However, transactions between the Plan and T. Rowe Price Trust Company and the Company are exempt from being considered as "prohibited transactions" under the Employee Retirement Income Security Act of 1974 Section 408(b).

 (9)  Investments Exceeding 5% of Plan Assets

       The following investments exceed 5% of Plan assets as of December 31, 1995 and 1994:

                                                     1995           1994
                                                  Fair Value     Fair Value
                                                    Amount         Amount

       T. Rowe Price New Horizons Fund          $  9,568,742   $  5,884,657
       T. Rowe Price International Stock Fund      2,602,877      2,601,391
       T. Rowe Price Summit Cash Reserves Fund     6,009,483              -
       T. Rowe Price Prime Reserve Fund                    -      6,203,303
       T. Rowe Price New Income Fund               4,736,341      3,926,777
       T. Rowe Price Equity Income Fund           15,177,855     11,032,695

(10)  Income Tax Status

       The Plan has received a favorable determination letter of tax qualification dated September 26, 1995, from the Internal Revenue Service. The Plan administrator believes the Plan continues to qualify under the provisions of Section 401(a) of the Internal Revenue Code, and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. An employee's pretax contributions under the Plan will reduce the participant's taxable income for federal, and in most states, state income tax purposes. Additionally, each participant's portion of earnings from the investments made with contributions under the Plan, generally, are not taxable until distributed or withdrawn.

                                                                Schedule 1
            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
        Item 27a - Schedule of Assets Held for Investment Purposes
                             December 31, 1995
                          (Dollars in thousands)

                                                                              Current
           Identity of Issuer, Borrower            Description      Cost       Value

  *  Control Data Systems                         Common stock-
                                                  55,092 shares    $ 518      $ 1,081



     Ceridian Corporation                         Common stock-
                                                  34,683 shares      932        1,431


                                                  Mutual fund-
  *  T. Rowe Price New Horizons Fund              466,768 units    7,436        9,569
  *  T. Rowe Price International Stock Fund       212,827 units    2,438        2,603
  *  T. Rowe Price Capital Appreciation Fund       78,290 units      983        1,070
  *  T. Rowe Price Small-Cap Value Fund            17,553 units      294          290


                                                  Mutual fund-
  *  T. Rowe Price Summit Cash Reserves Fund      6,009,483 units  6,009        6,009


                                                  Mutual fund-
  *  T. Rowe Price New Income Fund                510,382 units    4,340        4,736


                                                  Mutual fund-
  *  T. Rowe Price Equity Income Fund             757,477 units   12,449       15,178
  *  T. Rowe Price Balanced Fund                   84,125 units      976        1,112
  *  T. Rowe Price Spectrum Growth Fund            12,794 units      175          173

     Participant loans                             5.8% - 10.0%    1,187        1,187


                                                                $ 37,737     $ 44,439

  *  Represents investment in party-in-interest


  See independent auditors' report.

                                                                Schedule 2
            CONTROL DATA SYSTEMS, INC. PERSONAL INVESTMENT PLAN
              Item 27d - Schedule of Reportable Transactions
                             December 31, 1995
                          (Dollars in thousands)



      Identity of Party                   Total           Total         Total
          Involved/                    Dollar Value    Dollar Value      Cost
    Description of Asset               Of Purchases      of Sales      of Sales    Net Gain
*T. Rowe Price
    New Horizons Fund                $        2,076  $          729  $      607  $       122

*T. Rowe Price
    Prime Reserve Fund                        1,169           7,372       7,372            -

*T. Rowe Price
    Summit Cash Reserves Fund                 6,745             735         735            -

*T. Rowe Price
    Equity Income Fund                        2,051             793         702           91

* Represents investment in party-in-interest


See independent auditors' report.

                                 SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                       CONTROL DATA SYSTEMS, INC.
                       PERSONAL INVESTMENT PLAN





June 24, 1996          By:  /s/    J. F. KILLORAN
                            J. F. Killoran
                          Vice President and Chief Financial Officer